U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                              CLUBCHARLIE.COM, INC.
             (Exact name of registrant as specified in its charter)


NEVADA                                                                88-0380343
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


10717 Wilshire Boulevard, Suite 1104, Los Angeles, California              90024
(Address of registrant's principal executive offices)                 (Zip Code)


                                  877.882.5822
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:



Title of Each Class                              Name of Each Exchange on which
to be so Registered:                             Each Class is to be Registered:

        None                                              Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
(Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                  Page 1 of 17
                     Exhibit Index is specified on Page 16


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                             ClubCharlie.com, Inc.,
                              a Nevada corporation

                     Index to Amendment No. 2 to Form 10-SB

Item Number and Caption                                                     Page

1.    Description of Business                                                  3

2.    Management's Discussion and Analysis of Financial
      Condition and Results of Operations                                      4

3.    Description of Property                                                 10

4.    Security Ownership of Certain Beneficial Owners and
      Management                                                              10

5.    Directors, Executive Officers, Promoters and Control
      Persons                                                                 10

6.    Executive Compensation - Remuneration of Directors and
      Officers                                                                11

7.    Certain Relationships and Related Transactions                          12

8.    Description of Securities                                               12

PART II

1.    Market Price of and Dividends on the Registrant's
      Common Equity and Related Stockholder Matters                           13

2.    Legal Proceedings                                                       14

3.    Changes in and Disagreements with Accountants                           14

4.    Recent Sales of Unregistered Securities                                 14

5.    Indemnification of Directors and Officers                               15

PART F/S

Financial Statements                                            F-1 through F-13

PART III

1(a). Index to Exhibits                                                       16

1(b). Exhibits                                                  E-1 through E-84

      Signatures                                                              17

                                     PART I

Item 1. Description of Business.

Background of the Company. The Company was incorporated pursuant to the laws of the State of Nevada in January 6, 1993 using the name Lotus Enterprises, Inc. On or about April 6, 1999, the Company filed Amended and Restated Articles of Incorporation changing its name to ClubCharlie.com, Inc.

Business of the Company. We are an independent multimedia marketing company integrating motion picture and television production with e-commerce, database development and marketing activities. We plan to enter the marketplace for children's goods, services and entertainment, earning revenue on the Internet through transaction activity access fees, sales commissions and the delivery of value-added benefits and services to both buyers and sellers. We also intend to produce and distribute family films as an independent television and motion picture production company.

Our Website. We intend to develop and maintain a website concentrating on children and families. We believe our website will provide visitors with meaningful content and services, products and loyalty benefits from both online vendors and offline merchants. Our intent is to create a "virtual community" between kids and their families, on the one hand, and corporate partners, on-line vendors and off-line merchants on the other hand. We anticipate that our website will feature (i) interactive chat and bulletin boards; (ii) product information; (iii) an on-line store featuring products from vendors, service providers and digital publishers; (iv) advice from social work professionals on issues affecting children and their families; (v) video games, quizzes and mind-benders; (vi) reviews on music CD's, movies, books, and video games; (vii) contests; (viii) a "members only" benefits section; (ix) free personal websites;
(x) free e-mail; (xi) scheduled chats or interviews with experts or celebrities;
(xii) in on-line scavenger hunt that leads kids through our merchandising sponsors' websites in order to obtain clues to solve mysteries; (xiii) video and audio files of our productions; (xiv) a secure online portal where investors and merchants can update their information on-line in real-time; (xv) on-line member and vendor registration; (xvi) e-postcards and special occasion cards containing our brand; (xvii) comic books featuring the same characters as our productions; and (xviii) free downloads of licensed software and game demos.

Membership Program. We anticipate that we will establish a membership program. Those persons choosing to become members will be issued a personalized membership card with a unique identification number. The membership card will contain a magnetic strip that will be scanned at participating vendor locations for instant discounts. With each transaction, the member will also receive "points" redeemable at participating vendors and marketing partners. We believe that this will encourage purchases while making it possible to track purchasing trends. For each transaction using the membership card, we will earn transaction fees.

We intend to establish alliances with corporate partners interested in tapping into the markets for children's products and entertainment. We will encourage our corporate partners to establish a "dialogue" with members to determine their interests, attitudes and purchase preferences. We anticipate that we will be able to attract support from businesses interested in children's products and entertainment.

Interactive Multimedia Marketing. We anticipate that we can generate additional revenue by introducing our productions into new electronic interactive mediums, such as (i) The Internet; (ii) Ride Simulation; (iii) Adventure Games; (iv) Electronic Art/Performance; (v) Electronic Books; (vi) Electronic Magazines;
(vii) Interactive Education/Kids; (viii) Interactive Entertainment/Kids; (ix) Interactive Movie/Interactive Drama; (x) Interactive Music; (xi) Interactive
Presentations/Kiosks;       (xii)      Interactive       Storybook;       (xiii)
Simulation/Strategy/Role Playing; (xiv) Twitch/Level Games; and (xv) CD-ROM Movie Effects Studio Library.

Motion Picture and Television Production. We anticipate that we will produce original motion pictures and television shows based on either recognizable published story material or classic plays that have had successful theatrical runs or have been critically acclaimed. We anticipate that this strategy will attract recognizable talent who will adjust their normal salaries to accommodate modestly budgeted productions. For character portrayal, we intend to take advantage of proven talent. We, as an independent provider of made for TV movies, intend to market of "G-rated" movies,

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taking advantage of what we perceive as the need for "high-profile - low budget"
classical children's and family film productions. We believe that these types of films may be profitable as the budgets are low ($3 - 5 million to produce) and the stories have built-in name and story recognition. We intend to build a
network  of  relationships   with  theatrical,   videocassette   and  television
distributors in territories outside of the United States.

Screenplay Acquisitions. In July 1999, we acquired the rights, title and interest in all properties, rights, interests and claims to the original storyplot entitled, "The Misadventures of Charlie Chance" from Charlie Chance Productions, a Canadian corporation ("Charlie Chance"). We plan to develop, produce and distribute the film.


Current Market Conditions. We plan to supply low-budget feature films in the markets served by independent production motion picture companies. We believe that the low-budget feature film industry is the fastest growing area in the motion picture film industry.


We anticipate that our productions will eventually penetrate such markets as WEB TV and Internet Networks. We have created a relationship with Moonfire, the largest Internet network. Moonfire was recently funded by Pat Robertson, current Presidential Candidate and owner of the Family Channel. We anticipate that these new Internet-related markets for distribution will provide the consumer with the ability to order and download films at home.

Distribution. We believe that most of our productions will be intended primarily for foreign and domestic video distribution. However, if a project tests positively with a research audience, we will seek third party prints and advertising ("P &A") funds to release the picture theatrically. In such a situation, the third party P &A source would typically receive a first position recoupment lien against box office collection and television receipts, in addition to a priority position for video revenues. We intend to utilize distribution agreements to maximize revenues and increase collections, minimizing cash outlay. The areas of distribution which are cash or personnel intensive (i.e. domestic theatrical or domestic and foreign video) will be handled by established distributors.

Employees. We currently have two (2) full-time employees.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.


Liquidity and Capital Resources. The Company has cash of $7.00 as of September 30, 1999.

Results of Operations.  We have not realized any revenue from operations.

We believe that the main sources of our revenue will be (i) film and television series production revenues from foreign distribution and domestic theatrical, home video, pay-per-view, pay cable and basic cable distribution; (ii) commission or other compensation received from the sale of our products or our corporate partners' products and services; (iii) advertising and sponsorship revenues earned from website banner ads and web-based publications; (iv) enrollment and annual renewal fees of as much as $10 per card holder charged by attributing "negative point" balances to membership cards; (v) transaction fees on any loyalty purchases made by our card holders on our website or at a point-of sale at a participating merchant location; (vi) interest earned on money being held by us for the future redemption of membership points; (vii) breakage revenues received from unredeemed points; and (viii) database access fees.

Our success is materially dependent upon our ability to satisfy additional financing requirements. We are reviewing our options to raise substantial equity capital. In order to satisfy our requisite budget, management has held and continues to conduct negotiations with various investors. We anticipate that these negotiations will result in additional investment income for us. To achieve and maintain competitiveness, we may be required to raise substantial funds. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. We anticipate that we will need to raise additional capital to develop, promote and conduct our operations. Such additional capital may be raised through public or private financing

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

as well as borrowings and other sources. There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain products and services that we would not otherwise relinquish.

Internet Competition. The Internet market is new, rapidly evolving and intensely competitive. We expect competition to intensify even more in the future. Barriers to opening a new Internet storefront are increasing.

We believe that the principal competitive factors in maintaining an Internet website are selection, convenience, price, speed and accessibility, customer service, quality of site content, and reliability and speed of fulfillment. Many of our current and potential competitors have longer operating histories, more customers, greater brand recognition, and significantly greater financial, marketing and other resources. In addition, larger, well-established and well-financed entities may acquire, invest in, or form joint ventures with our competitors as the Internet, and e-commerce in general, become more widely accepted.

The Internet and e-commerce are significantly competitive and competition is expected to continue to increase significantly. There are no substantial barriers to entry in these markets, and we expect that competition will continue to intensify. Although we believe that the diverse segments of the Internet market will provide opportunities for more than one supplier of productions, products and services similar to those of ours, it is possible that a single supplier may dominate one or more market segments. If competition increases from these and other sources, we might have to respond to competitive pressures by implementing pricing, marketing and other programs, or seeking additional strategic alliances or acquisitions that may be less favorable than would otherwise be established or obtained. Any such response to competitive pressures could materially affect our business, results of operations and financial conditions. We also have significant competition from other online websites in international markets, including competition from United States-based competitors, in addition to online companies that are already well established in those foreign markets. Many of our existing competitors, in addition to a number of potential new competitors, have significantly greater financial, technical and marketing resources than us.

The market for Internet content is relatively new, rapidly changing and significantly competitive. We expect competition for Internet content to continue to increase and if we cannot compete effectively, our business could be harmed. Moreover, we expect the number of websites competing for the attention and spending of users, advertisers and sponsors to continue to increase, because there are so few barriers to entry on the Internet. Increased competition could result in advertising or sponsorship price reductions, reduced margins or loss of market share, any of which could harm our business. Competition will probably increase significantly, as new companies enter the market and current competitors expand their services. Many of our potential competitors will probably enjoy substantial competitive advantages, including (i) larger numbers of users; (ii) larger numbers of advertisers; (iii) greater brand recognition;
(iv) more fully-developed e-commerce opportunities; (v) larger technical, production and editorial staffs; and (vi) substantially greater financial, marketing, technical and other resources. If we do not compete effectively or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business could be adversely affected. In the future, we expect to have competition in the various special interest, demographic and geographic markets addressed by media properties that are being developed. This competition may include companies that are larger and better capitalized than us and that have expertise and established brand recognition in these markets. There can be no assurance that our competitors will not develop Internet-related products and services that are superior to those of ours or that achieve greater market acceptance than our productions, products or services.

Technological Changes. Our future success is substantially dependent upon continued growth in the use of the Internet. E-commerce and the distribution of goods and services over the Internet are relatively new, and predicting the extent of further growth, if any, is difficult. There can be no assurance that communication or commerce over the Internet will increase or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network system, or timely development and commercialization of performance improvements, including high speed modems. In addition,

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to the extent that the Internet  continues to experience  significant  growth in the number of users and use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Internet will not be adversely affected by this continued growth. If use of the Internet does not continue to increase, or if the Internet infrastructure does not effectively support growth that may occur, our business, operating results, and financial condition would be materially and adversely affected.

The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available using cable modems or other technologies, we may be required to make significant changes to the design and content of our online properties in order to compete effectively. Our failure to adapt to these or any other technological developments effectively could adversely affect our business, operating results, and financial condition. Increasing users is critical to increasing revenues. If we cannot increase the number of our users we may not be able to generate additional revenues, which could leave us unable to maintain or grow our business. To increase the number of our users, we must (i) expand our content and communities; (ii) expand our network of distribution partners; and (iii) increase brand recognition by advertising and syndication. If we do not achieve these objectives to increase the number of our users, our business could be harmed. Additionally, a significant element of our business strategy is to develop loyal online communities, because we believe such communities help retain actively engaged users. However, the concept of developing these communities on the Web is unproven, and if we are not successful, then it may be more difficult to increase the numbers of our users.

If the Internet infrastructure continues to be unreliable, access to our website may be impaired and our business may be harmed. Our success depends in part on the development and maintenance of the Internet infrastructure. If this infrastructure fails to develop or be adequately maintained, our business would be harmed, because users may not be able to access our website. Among other things, development and maintenance of a reliable infrastructure will require a reliable network with the necessary speed, data capacity, security and timely development of complementary products for providing reliable Internet access and services. The Internet has experienced, and is expected to continue to experience, significant growth in number of users and amount of traffic. If the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements, the Internet infrastructure may not be able to support these increased demands or perform reliably. The Internet has experienced a variety of outages and other delays as a result of damage to portions of our infrastructure, and could experience additional outages and delays in the future. These outages and delays could reduce Internet usage and traffic on our website. In addition, the Internet could lose its viability because of delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the Internet infrastructure is not adequately developed or maintained, marketing and distribution of products and services on our website may be reduced.

Our systems may fail due to natural disasters, telecommunications failures and other events, any of which would limit user traffic. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage our communications hardware and computer hardware operations for our website and cause interruptions in our services. Computer viruses, electronic break-ins or other similar disruptive problems could cause users to stop visiting our website. If any of these circumstances were to occur, our business could be harmed. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures of or interruptions in our systems. We do not presently have a formal disaster recovery plan. Our website will eventually be required to accommodate a significant traffic and deliver frequently updated information. The website may experience slower response times or decreased traffic for a variety of reasons. In addition, our users will depend on Internet Service Provides ("ISP's"), Online Service Provides ("OSP's") and other website operators for access to our website. Many of these providers and operators have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any of these system failures could harm our business.

Competition in the Film Industry. The business in which we engage is significantly competitive. Each of our primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources than us. We compete for relationships with a limited supply of facilities and talented creative personnel to produce our films. We will compete with major motion picture studios, such as Warner Brothers

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and The Walt Disney  Company,  in addition to  animation  production  companies, including Hanna Barbara and Film Roman, for the services of writers, animators, actors and other creative personnel and specialized production facilities. We also anticipate that we will compete with a large number of United States-based and international distributors of children's films, including The Walt Disney Company, Warner Brothers, and Nickelodeon in the production of films expected to appeal to international audiences. More generally, we anticipate we will compete with various other leisure-time activities, such as home videos, movie theaters, personal computers and other alternative sources of children's entertainment.

The production and distribution of theatrical productions, television animation, videocassettes and video disks are significantly competitive businesses, as each competes with the other, in addition to other forms of entertainment and leisure activities, including video games and on-line services, such as the Internet. There is also active competition among all production companies in these industries for services of producers, directors, actors and others and for the acquisition of literary properties. The increased number of theatrical films released in the United States has resulted in increased competition for theater space and audience attention. Revenues for film entertainment products depend in part on general economic conditions, but the competitive situation of a producer of films is still greatly affected by the quality of, and public response to, the entertainment product that such producer makes available to the marketplace. There is strong competition throughout the home video industry, both from home video subsidiaries of several major motion picture studios and from independent companies, as well as from new film viewing opportunities such as pay-per-view.

We also anticipate competing with several major film studios, such as Paramount Communications; MCA/Universal; Sony Pictures Entertainment; Twentieth Century Fox; Time Warner; and MGM/UA Inc., which are dominant in the motion picture industry, in addition to numerous independent motion picture and television production companies, television networks and pay television systems, for the acquisition of literary properties, the services of performing artists, directors, producers, other creative and technical personnel, and production financing.

Our management believes that a production's theatrical success is dependent upon general public acceptance, marketing technology, advertising and the quality of the production. Our productions will compete with numerous independent and foreign productions, in addition to productions produced and distributed by a number of major domestic companies, many of which are divisions of conglomerate corporations with assets and resources substantially greater than that of ours. Our management believes that in recent years there has been an increase in competition in virtually all facets of our business. The growth of pay-per-view television and the use of home video products may have an effect upon theater attendance and non-theatrical motion picture distribution. As we may distribute productions to all of these markets, it is not possible to determine how our business will be affected by the developments, and accordingly, the resultant impact on our financial statements. In the distribution of motion pictures, there is very active competition to obtain bookings of pictures in theaters and television networks and stations throughout the world. A number of major motion picture companies have acquired motion picture theaters. Such acquisitions may have an adverse effect on our distribution endeavors and our ability to book certain theaters which, due to their prestige, size and quality of facilities, are deemed to be especially desirable for motion picture bookings. In addition, our ability to compete in certain foreign territories with either film or television product is affected by local restrictions and quotas. In certain countries, local governments require that a minimum percentage of locally produced productions be broadcast, thereby further reducing available time for exhibition of our productions. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or stringent enforcement of existing quotas could materially and adversely affect our business by limiting our ability to fully exploit our productions internationally.

Government Regulation of the Internet and Legal Uncertainties. We are not currently subject to direct regulation by any government agency in the United States, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to commerce on the Internet. Because of the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, relating to issues such as user privacy, pricing and characteristics and quality of products and services. For example, we may be subject to the provisions of the recently enacted Communications Decency Act ("CDA"). Although the constitutionality of the CDA, the manner in which the CDA will be interpreted and enforced and its effect

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on our operations cannot be determined, it is possible that the CDA could expose us to substantial liability. The CDA could also reduce the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, and could, thereby, have a material adverse effect on our business, results of operations and financial condition.

A number  of other  countries  have  enacted  or may enact  laws  that  regulate
Internet content. Other nations, including Germany, have taken actions to restrict the free distribution of material on the Internet, and the European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on our international operations. In addition, several telecommunications carriers are attempting to have telecommunications over the Internet regulated by the Federal Communications Commission ("FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association ("ACTA") has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in telephone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If either of these petitions is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet, which could in turn decrease the demand for our productions, products and services.

A number of proposals have been made at various federal, state and local agencies that would impose additional taxes on the sale of goods and services on the Internet. Such proposals, if adopted, could substantially impair the growth of e-commerce, and could adversely affect our opportunity to derive financial benefit from such activities. In addition, a number of other countries have announced or are considering additional regulation in many of the foregoing areas. Such laws and regulations, if enacted in the United States or abroad, could fundamentally impair our ability to attract corporate participation in our business, or substantially increase the cost of doing so, which would have a material adverse effect on our business, operating results, and financial condition. Moreover, the applicability to the Internet of the existing laws governing issues such as property ownership, copyright, defamation, obscenity, and personal privacy is uncertain, and we may be subject to claims that our products and services violate such laws. Any such new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results, and financial condition.

Website Security and Privacy. Concerns about transactional security may hinder our sale of products and services and e-commerce in general. A significant barrier to e-commerce is the secure transmission of confidential information on public networks. Any breach in our proposed security could expose us to a risk of loss or litigation and possible liability. We may rely on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of the algorithms we anticipate using to protect customer transaction data may occur. A compromise of our security could severely harm our business. A party who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of our proposed website. We may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions.

Our efforts to sell products and services may expose us to product liability claims. We have no experience in the sale of products online and the development of relationships with manufacturers or suppliers of these products. Persons who purchase products may sue us if any of the products purchased from our website are defective, fail to perform properly or injure the user. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could severely harm our business.

Our success and ability to compete may be significantly dependent on our proprietary content. We anticipate that we will rely exclusively on copyright law to protect our proprietary content. Although we will take action to protect our proprietary rights, that action may not be adequate to prevent the infringement or misappropriation of the content of our website. Infringement or misappropriation of such content or intellectual property could materially harm our business. We may be required to obtain licenses from others to refine, develop, market and deliver new services. We cannot make assurances that we will be able to obtain any such licenses on commercially reasonable terms, or at all, or that rights granted pursuant to any licenses will be valid and enforceable.

Because of the global nature of the Internet, it is possible that, although transmissions by us over the Internet originate primarily in the State of California, the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, results of operations, and financial condition.

Compliance with Government Regulation of the Film Industry. The following does not purport to be a summary of all present and proposed federal, state and local regulations and legislation relating to the production and distribution of film entertainment and related products; rather, the following attempts to identify those aspects that could affect our business. Also, other existing legislation and regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could affect, in various manners, the methods in which the industries involved in film entertainment operate.

Audio visual works, such as television programs and motion pictures, are not included in the terms of the General Agreement on Trade and Tariffs Treaty. As a result, many countries, including members of the European Union, are able to enforce quotas that restrict the number of United States produced feature films which may be distributed in such countries. Although the quotas generally apply only to television programming and not to theatrical exhibitions of motion pictures, there can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that existing quotas will not be more strictly enforced. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially or adversely limit our ability to exploit our productions completely.

Voluntary industry embargos or United States government trade sanctions to combat piracy, if enacted, could impact the amount of revenue that we realize from the international exploitation of our productions. The Motion Picture Industry, including us, may continue to lose an indeterminate amount of revenue as a result of motion picture piracy. The Code and Ratings Administration of the Motion Picture Association of America assigns ratings indicating age group suitably for the theatrical distribution for motion pictures. United States television stations and networks, in addition to foreign governments, impose additional restrictions on the content of motion pictures which may restrict, in whole or in part, theatrical or television exhibitions in particular territories. Congress and the Federal Trade Commission are considering, and in the future may adopt, new laws, regulations and policies regarding a wide variety of matters that may affect, directly or indirectly, the operation, ownership and profitably of our business.

Impact of the Year 2000. The Year 2000 (commonly referred to as "Y2K") issue results from the fact that many computer programs were written using two, rather than four, digits to identify the applicable year. As a result, computer programs with time-sensitive software may recognize a two digit code for any year in the next century as related to this century. For example, "00", entered in a date-field for the year 2000, may be interpreted as the year 1900, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. While companies and governments in the United States spent an estimated $150 billion to $225 billion repairing the problem, countries like Russia and China, which spent relatively minor amounts, seemed to clear the New Year's Day hurdle with equal success. Major news media in the United States are reporting that, after years of work and billions of dollars spent repairing the Year 2000 computer glitch, the technological tranquility of New Year's Day has raised a new concern that the United States overreacted to this problem. While it is still too soon to state positively that the Y2K transition has passed without mishap, we believe that Y2K issues will not have a material adverse affect on our business.

Item 3.  Description of Property.

Property held by the Company. As of the dates specified in the following table, the Company held the following property:

================================================================================
          Property               September 30, 1999           September 30, 1998
--------------------------------------------------------------------------------
Cash                                    $7.00                        $0.00
--------------------------------------------------------------------------------
Furniture and Equipment (net)           $0.00                        $0.00
================================================================================

The Company's Facilities. At this time, the Company occupies facilities provided by the Company's directors at no charge to the Company. The office space is located at 10717 Wilshire Boulevard, Suite 1104, Los Angeles, California 90024.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners. There are no beneficial owners of 5% or more of the Company's issued and outstanding common stock, other than officers and directors.

(b) Security Ownership by Management. The following table furnishes information as to the beneficial ownership of the outstanding shares of the Company's common stock held by (i) the current officers and directors of the Company, and (ii) all directors and officers of the Company as a group.

TITLE OF CLASS    NAME AND ADDRESS               SHARES OWNED      PERCENTAGE OF CLASS
Common Stock      Glenn Chilton, President,         500,000                12.95%
                  Director
                  Los Angeles, California

Common Stock      Zee Batal, Vice President,      1,000,000                25.90%
                  Director
                  Los Angeles, California

Common Stock      Randolf Turrow, Director          500,000                12.95%
                  Los Angeles, California

Common Stock      Directors and Officers as a     2,000,000                51.8%
                  group

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

================================================================================
Name                      Age           Position
--------------------------------------------------------------------------------
Glenn Chilton              36           President and  a Director
--------------------------------------------------------------------------------
Zee Batal                  40           Vice President and a Director
--------------------------------------------------------------------------------
Randolf Turrow             43           Director
--------------------------------------------------------------------------------
Roseanne Milliken          30           Director
================================================================================

Glenn Chilton, age 36, is the President and a director of the Company. Mr. Chilton attended the University of British Columbia and studied Geography and Marketing. Mr. Chilton's professional memberships include the American Marketing Association; the Canadian Marketing Association; and the Vancouver Board of Trade. From June 1985 to June 1987, Mr. Chilton worked as a Research Director at Tourigney, Hall and Associates on Granville Island in

Vancouver, British Columbia. From February 1986 to November 1986, Mr. Chilton worked as the Guest Relations Supervisor for BC Pavilion Corporation in Vancouver, British Columbia. From June 1987 to July 31, 1996, and then again from August, 1996 to the present, Mr. Chilton has been the President and Account Director for Go Direct Marketing, a marketing agency in Vancouver, British Columbia.

Zee Batal, age 40, is the Vice President of Marketing and Sales and a director of the Company. From 1977 through 1978, Mr. Batal attended the University of Windsor. From 1996 to 1998, Mr. Batal belonged to the Vancouver chapter of the Young Entrepreneur Association. Mr. Batal recently co-wrote, developed and marketed the script entitled The Misadventures of Charlie Chance, an action adventure children's comedy. From 1996 through 1998, Mr. Batal was the President of Ultimate Cigar Company, a publicly-traded company where he established manufacturing, distribution and marketing programs. Mr. Batal currently owns a movie catering business in Vancouver.

Randolf Turrow, age 43, is a director of the Company. For four years, Mr. Turrow studied Speech Communications at California State University, at Northridge. Mr. Turrow also completed one year of study at the Valley College of Law. Mr. Turrow's professional memberships include the Directors Guild of America and the Independent Feature Project/West. From 1988 to 1992, Mr. Turrow was the President of his own motion picture company, L.A. Dreams Production, Inc., and maintained an office on the Sony Studios Lot. While with L.A. Dreams Production, Inc., Mr. Turrow produced six feature films, two commercials and two music videos. His responsibilities included writing, script breakdown, budgeting, casting, staffing, accounting, line producing, post supervision and marketing. Mr. Turrow is also an independent film producer.

Rosanne Milliken, age 30, is a director of the Company. From 1994 to 1998, Ms. Milliken served as President of Shavick Entertainment Canada. In April 1998, Ms. Milliken founded Gynormous Pictures in Vancouver, British Columbia, which has operated as an independent producer. Ms. Milliken has produced a number of children's television series including Breaker High, Ninja Turtles and the Magician's House for UPN, Fox Kids and the BBC. She was also Executive in Charge of Production on over 25 movies.

All directors hold office until the next annual meeting of the shareholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security, or temporarily or permanently restraining any of the officers or directors of the Company from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are the officers or directors of any affiliate of the officers and directors so enjoined or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Receipt of Compensation Regardless of Profitability. The officers, directors and employees of the Company may be entitled to receive significant compensation, payments and reimbursements regardless of whether the Company operates at a profit or a loss. Any compensation received by the officers, directors and management personnel of the Company will be determined from time to time by the Board of Directors of the Company. Officers, directors and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Remuneration of Officers. Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the two (2) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.


===================================================================================================================
Name of Individual or Identity of Group     Capacities in which Remuneration was       Aggregate Remuneration
                                            received
-------------------------------------------------------------------------------------------------------------------
Glenn Chilton                               President                                  $150,000.00
-------------------------------------------------------------------------------------------------------------------
Zee Batal                                   Vice President                             $150,000.00
===================================================================================================================

Remuneration of Directors. As of February 18, 2000, no compensation has been paid to any of the directors of the Company for their services as directors.

Item 7. Certain Relationships and Related Transactions.

Transactions with Promoters. There were no transactions with promoters.

Related Party Transactions. On or about July 13, 1999, the Company and Charlie Chance Productions, a Canadian corporation ("Charlie Chance") entered into an Original Screenplay Acquisition Agreement ("Agreement"). According to the terms of the Agreement, the Company purchased from Charlie Chance all rights, title and interest in all properties, interests, rights and claims to the original story plot entitled "The Misadventures of Charlie Chance". In exchange, the Company agreed to execute a promissory note in favor of Charlie Chance in the amount of One Hundred Fifty Thousand Dollars ($150,000.00). The promissory note includes a repayment term of six (6) months and bore no interest. The Company also agreed to execute a royalty agreement whereby Charlie Chance would be entitled to ten percent (10%) of the net profits (defined more particularly in the Agreement, attached as Exhibit 10.1 to Form 10-SB filed on December 13,
1999). Zee Batal, an officer and a director of the Company, is the sole officer, sole director and sole shareholder of Charlie Chance.

The Company did not pay the $150,000.00 when it was due on January 13, 2000, but rather negotiated a six month extension of the due date. The Company is conducting a private placement pursuant to Section 4(2) of the Securities Act of 1933 ("Act") and Rule 506 of Regulation D promulgated pursuant to that Act to pay the $150,000.00. The date of the private offering is January 5, 2000 and, as of February 18, 2000, no shares have been purchased pursuant to the offering.

Affiliates of former director Thomas Stringham have provided certain website construction services to the Company which are currently the subject of a dispute. See "Legal Proceedings".

Employment Contracts. The Company has entered into employment contracts with Glenn Chilton and Zee Batal. In his capacity as President of the Company, Mr. Chilton receives $150,000 a year from the Company. In his capacity as Vice President of Sales and Marketing, Zee Batal receives $150,000 a year from the Company.

Item 8. Description of Securities.

The Company is authorized to issue 50,000,000 shares of $.001 par value common stock. As of February 18, 2000, 3,860,000 shares of the Company's common stock were issued and outstanding to 30 shareholders.

Common Stock. The holders of the Company's common stock are entitled to one vote for each share held of record on all matters to be voted on by those shareholders. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Company's common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the Company's common stock. Holders of shares of the Company's common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock.

Non-Cumulative Voting. The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding common stock of the Company, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining common stock of the Company may not be able to elect any of the Company's directors.

Registration Rights. Existing holders of shares of the Company's common stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

Dividends. The payment by the Company of dividends, if any, in the future, shall be determined by the Company's Board of Directors, in its discretion, and will depend upon, among other things, the Company's earnings, the Company's capital requirements, and the Company's financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date. Holders of common stock are entitled to receive dividends as declared and paid from time to time by the Company's Board of Directors from funds legally available therefor. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company participated in the OTC Bulletin Board, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market, under the trading symbol "CLUC". The Company's common stock has closed at a low of $1/32 and a high of $2 7/16 for the 52-week period ending January 20, 2000. As of January 21, 2000, the Company failed to comply with eligibility requirements specified in Rule 6530 and therefore should have been delisted from the OTC Bulletin Board on January 21, 2000. However, although the Company has notified the OTC Bulletin Board Compliance Unit of its failure to so comply, the Company has not yet been delisted. The Company anticipates that it will participate on the National Quotation Bureau's Pink Sheets, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market, under the trading symbol "CLUC" until Amendment No.2 to the Company's Registration Statement on Form 10-SB has cleared comments with the Securities and Exchange Commission.

As of February 18, 2000, there were no warrants to purchase common stock outstanding. There have been no cash dividends declared on the Company's common stock since the Company's inception. The Company has not yet adopted any policy regarding payment of dividends.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2. Legal Proceedings.

The Company is not aware of any pending litigation nor does it have any reason to believe that any such litigation exists, except as follows:

On or about December 8, 1999, corporate counsel for the Company received a demand letter from Paterson & Associates, Barristers and Solicitors located in Vancouver, British Columbia. The demand letter requested immediate payment of outstanding invoices for services provided to the Company by Thomas Stringham, Hot Tomali Communications ("HTC"), and others. As specified above, Mr. Stringham is a director of the company and is also the president and founder of HTC, which provides Internet marketing and website construction services. Mr. Stringham and HTC are demanding payment of approximately $38,000CDN (approximately $25,850US) and are also demanding the Company provide them with various stock options to purchase Company stock. In late December, 1999 the Company believed it had settled this matter by the payment of $13,154.33 (U.S. Dollars) and the proposed issuance of 38,000 options. However, certain disputes have arisen regarding the performance by HTC, Stringham and others of all the terms and conditions specified in the settlement agreement, and various significant issues remain in dispute. In the event a final settlement in this matter is not reached, HTC may take the Company's website offline, withhold certain copyrighted material, and file suit in a Canadian court. Moreover, the Company intends to rigorously prosecute its own action for breach of settlement agreement if the matters in dispute are not resolved.

Item 3. Changes in and Disagreements with Accountants.

In August, 1999, the Company's former accountant, the firm of Barry L. Friedman, P.C. ("Friedman") was dismissed. Friedman's reports on the financial statements for either of the past two (2) years did not contain an adverse opinion or disclaimer of opinion and the reports were not modified as to audit scope or accounting principals; however, the report was modified for the going concern uncertainty. The decision to change accountants was recommended and approved by the Board of Directors and did not result from any disagreement regarding the Company's policies or procedures. There have been no disagreements with the Company's accountants since the formation of the Company. In August, 1999, a new accountant, Strabala, Ramirez & Associates, Inc. was engaged as the principal accountant to audit the Company's financial statements. A correspondence from Barry Friedman dated February 10, 2000 specifying that Company's disclosures regarding the change in accountants are true and correct is attached as Exhibit 99.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B except for the following:

On or about April 16, 1999, the Company issued 2,000,000 shares of its $.001 par value common stock for $.001 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission. The shares were issued in exchange for services provided to the Company, which were valued at $2,000.

Item 5. Indemnification of Directors and Officers.

Limitation  on  Liability of Officers  and  Directors  of the  Company.  Section
78.7502 of the Nevada General Corporation Law permits the Company to eliminate or limit the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer.

Article Nine of the Articles of Incorporation of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

The Company anticipates that it will enter into indemnification agreements with each of its directors and executive officers pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an executive officer or director of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Amendment No. 2 to Form 10-SB.

(a)  Index to Financial Statements.                            Page

1    Unaudited Balance Sheet for Period Ended September
     30, 1999                                                  F-1

2    Unaudited Statement of Operations for Period Ended
     September 30, 1999                                        F-2

3    Unaudited Statement of Changes in Shareholder's
     Equity for the Period Ended September 30, 1999            F-3

4    Unaudited Statement of Cash Flows for the Period
     Ended September 30, 1999                                  F-4

5    Notes to Financial Statements                             F-5 through F-6

6    Audited Balance Sheets as at December 31, 1997 and
     1998                                                      F-7 through F-8

7    Audited Statement of Statement of Operations for
     Periods Ended December 31, 1997 and 1998                  F-9

8    Audited Statements of Stockholders' Equity for
     Period Ended December 31, 1997 and 1998                   F-10

9    Audited Statements of Cash Flows for Period Ended
     December 31, 1997 and 1998                                F-11

10   Notes to Financial Statements                             F-12 through F-13

                                    PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Amendment No. 2 to Form 10-SB, as exhibits:

3.1  Amended and Restated Articles of Incorporation            E-1 through E-4

3.2  Bylaws of ClubCharlie.com, Inc.                           E-5 through E-24

10.1 Original Screenplay Acquisition Agreement with
     Charlie Chance Productions, Inc.                          E-25 through E-43

10.2 Employment Agreement with Glenn Chilton                   E-44 through E-63

10.3 Employment Agreement with Zee Batal                       E-64 through E-82

27   Financial Data Schedules                                  E-83

99   Correspondence from former accountants                    E-84

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, ClubCharlie.com, Inc., has duly caused this Registration Statement on Amendment No. 2 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on February 25, 2000.

                                             ClubCharlie.com, Inc.,
                                             a Nevada corporation


                                             By: /s/ Glenn Chilton
                                                -------------------------
                                                     Glenn Chilton
                                             Its:    President

TABLE OF CONTENTS

                                                                         Page

BALANCE SHEET .............................................................2

STATEMENT OF OPERATIONS ...................................................3

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ..............................4

STATEMENT OF CASH FLOWS ...................................................5

NOTES TO FINANCIAL STATAEMENTS ..........................................6-7

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                                  BALANCE SHEET

                                                                    9/30/98      9/30/99
                                                                   ---------    ---------
Assets
     Cash                                                          $       0    $       7

     Screenplay rights, at cost                                            0      150,000

     Organization costs                                                1,860        1,860
     Deficit accumulated during development stage                     (1,860)      (1,860)
                                                                   ---------    ---------
                                                                           0            0

                                                                   ---------    ---------
         Total Assets                                              $       0    $ 150,007
                                                                   =========    =========


Liabilities and Shareholders' Equity
     Accounts payable                                              $   1,550    $  70,043
     Amounts due officers and directors                                    0       34,008
                                                                   ---------    ---------
                                                                       1,550      104,051

     Related party acquisition loan for screenplay                         0      150,000

     Common stock                                                      1,860        3,860
         ($.001 par value; 50,000,000 shares
         authorized; 1,860,000 and 3,860,000 shares
         issued and outstanding at September 30,
         1998 and 1999, respectively.)
     Deficit accumulated during development stage                     (3,410)    (107,904)
                                                                   ---------    ---------
                                                                      (1,550)    (104,044)

                                                                   ---------    ---------
         Total Liabilities and Shareholders' Equity                $       0    $ 150,007
                                                                   =========    =========


        The accompanying notes are an integral part of these statements.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                             STATEMENT OF OPERATIONS



                                                                     Inception
                                           9 months ended            (1/6/93)
                                      --------------------------      through
                                        9/30/98       9/30/99         9/30/99
                                      -----------    -----------    -----------

Revenue                               $         0    $         0    $         0

Expenses
     Salaries                         $         0    $    52,000    $    52,000
     Marketing                                  0         21,846         21,846
     Research and development                   0         13,992         13,992
     Legal                                      0          5,812          5,812
     General and administrative             1,100         10,844         14,254
                                      -----------    -----------    -----------
                                            1,100        104,494        107,904

                                      -----------    -----------    -----------
Net loss                              $    (1,100)   $  (104,494)   $  (107,904)
                                      ===========    ===========    ===========

Weighted average shares outstanding     1,860,000      3,090,769      1,977,827

Earnings per share                    $     (0.00)   $     (0.03)   $     (0.05)





        The accompanying notes are an integral part of these statements.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                              Deficit
                                                                                            accumulated
                                                                                              during
                                                                Common Stock                development      Shareholders'
                                                           Shares           Amount            stage             Equity
                                                        -----------       ----------        ----------        -----------
Balance, December 31, 1997                               1,860,000        $    1,860        $   (2,310)       $     (450)
     Net loss                                                                                   (1,100)           (1,100)
                                                        ----------        ----------        ----------        ----------

Balance, September 30, 1998                              1,860,000        $    1,860        $   (3,410)       $   (1,550)
     Net loss                                                                                        0                 0
                                                        ----------        ----------        ----------        ----------

Balance, December 31, 1998                               1,860,000        $    1,860        $   (3,410)       $   (1,550)
     Shares issued to officers 4/16/99 for services      2,000,000             2,000                               2,000
     Net loss                                                                                 (104,494)         (104,494)
                                                        ----------        ----------        ----------        ----------

Balance, September 30, 1999                              3,860,000        $    3,860        $ (107,904)       $ (104,044)
                                                        ==========        ==========        ==========        ==========


        The accompanying notes are an integral part of these statements.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                             STATEMENT OF CASH FLOWS

                                                                                                 Inception
                                                                9 months ended                    (1/6/93)
                                                         -----------------------------            through
                                                          9/30/98             9/30/99             9/30/99
                                                         ---------           ---------           ---------
Cash flows from operating activities -
     Net loss                                            $  (1,100)          $(104,494)          $(107,904)
         Adjustments to reconcile net loss to cash
         used in operating activities -
            Amortization                                                                             1,860
            Common stock issued for services                                     2,000               3,860

         Changes in assets and liabilities -
            Organization costs                                                                      (1,860)
            Increase in payables                             1,100             102,501             104,051
                                                         ---------           ---------           ---------
Cash provided by operating activities                            0                   7                   7

Cash flows from investing activities -
     Acquisition of screenplay rights                            0            (150,000)           (150,000)
                                                         ---------           ---------           ---------
Cash used in investing activities                                0            (150,000)           (150,000)

Cash flows from financing activities -
     Loan to acquire screenplay rights                           0             150,000             150,000
                                                         ---------           ---------           ---------
Cash provided by financing activities                            0             150,000             150,000

     Net increase in cash                                $       0           $       7           $       7
     Cash, beginning of the period                               0                   0                   0
                                                         ---------           ---------           ---------

     Cash, end of the period                             $       0           $       7           $       7
                                                         =========           =========           =========


Supplemental information: No amounts were paid for interest or taxes during the periods.

        The accompanying notes are an integral part of these statements.

                              Clubcharlie.com, Inc.
                       (Formerly Lotus enterprises, Inc.)
                          (A Development Stage Company)

         As of and for the Nine Months ended September 30, 1998 and 1999


1.   HISTORY AND OPERATIONS OF THE COMPANY

History. The Company was organized January 6, 1993, under the laws of the State of Nevada, as Lotus Enterprises, Inc. On February 1, 1993, the Company issued 18,600 shares of its no par value common stock for $1,860.00. On December 17, 1997, the State of Nevada approved the restated Articles of Incorporation, which changed the no par value common shares to a par value of $.001. The Company increased its authorized capitalization to 25,000,000 common shares. Additionally, the Company approved a forward stock split on the basis of 100:1 thus increasing the outstanding common stock from 18,600 shares to 1,860,000 shares. On April 6, 1999, the State of Nevada approved the restated Articles of Incorporation, which increased its authorized capitalization to 50,000,000 common shares. The Company changed its name to Clubcharlie.com, Inc. On April 16, 1999, the Company issued 2,000,000 shares of its common stock to the three board members for services valued at $2,000.

Operations. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage Company. However, the Company owns screenplay rights to "The Misadventures of Charlie Chance" which is in pre-production (that is, they are identifying the players who will direct star and in the movie.)


2.   ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

o    The Company uses the accrual method of accounting.

o Earnings per share are computed using the weighted average number of shares of common stock outstanding. There are no common stock equivalents, thus, basic and diluted EPS are equal.

o Organization costs of $1,860 were amortized over a 60 month period commencing January 6, 1993 to January 5, 1998.

o Research and development costs incurred to establish and maintain the Company's web site are expensed as incurred.

o Deferred tax assets have not been recognized due to the uncertainty of the Company's ability to recognize the benefit in the future.


3.   GOING CONCERN

The Companys financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has generated no revenues. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management intends to seek additional financing through a private placement offering in early 2000.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                          (A Development Stage Company)

         As of and for the Nine Months ended September 30, 1998 and 1999


4.   SCREENPLAY RIGHTS AND OBLIGATIONS

On July 13, 1999, the Company acquired the rights to the screenplay "The Misadventures of Charlie Chance" from Charlie Chance Productions, a related party, for a $150,000 note and royalties of 10% of net profits collected. Net profits are defined as gross receipts collected reduced by direct production services, general studio overhead, distribution fees and distribution expenses. As noted on the face of the balance sheet, the screenplay is carried at cost, $150,000 also Charlie Chance Productions' cost basis. As required by generally accepted accounting principles, the Company will review the carrying value of the asset periodically and, if it is determined that the screenplay will not be used in production, it will be expensed in that period. If by 2003, production on the screenplay has not been set, costs will be charged to production overhead. The note, due January 13, 2000, is non-interest bearing. No interest has been imputed as the note is between related parties, and is due in less than one year.

5.   RELATED PARTY TRANSACTIONS

Rent. The officers of the Company currently work out of their own offices and do not allocate any charges to the Company.

Research and Development. A director provides research and development services to the Company, developing and maintaining the Company's web site. In the period ended September 30, 1999, the Company paid approximately $4,000 for these services. An additional $10,000 has been accrued. See Note 6 for further discussion.

Screenplay acquisition. The Company acquired screenplay rights from Charlie Chance Productions, a Canadian corporation, as discussed in Note 4. The screenplay, written by Zee Batal, a director and officer of the Company, owns Charlie Chance Productions. The non-interest bearing $150,000 acquisition loan between the Company and Charlie Chance Productions will be repaid from proceeds raised in the private placement offering discussed in Note 3.

6.   COMMITMENTS AND CONTINGENCIES

Employment Contracts. In August 1999, the Company executed employment contracts for two officers providing management and marketing services and overseeing the establishment of the Company's operations. Each contract is for a five year term with each officer earning $150,000 per year. The contract includes an additional $600 monthly to each officer for a car allowance, permits annual increases and is renewable. If the contract is terminated "without cause," the Company is required to pay one year severance. As of September 30, 1999, expenses of $52,000 were recorded of which approximately $24,000 remains due to the officers.

Research and Development. In September 1999, the Company entered into a verbal arrangement with a director who is developing and maintaining the Company's web site whereby the director will provide such services until September 2000 in exchange for 100,000 shares of stock. None of the shares have been issued to date. However, $10,000 has been accrued as discussed in Note 5.

Film Production and Distribution. The Company intends to produce and distribute the movie "The Misadventures of Charlie Chance." While the Company has not entered into any talent, production or distribution contracts, the Company intends to do so; these costs are not yet determinable.

                             LOTUS ENTERPRISES INC.
                         (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                               December 31, 1998
                               December 31, 1997
                               December 31, 1996

                               TABLE OF CONTENTS

                                                                         Page

INDEPENDENT ACCOUNTANTS REPORT ............................................1

ASSETS.....................................................................2

LIABILITIES AND STOCKHOLDERS' EQUITY.......................................3

STATEMENT OF OPERATIONS  ..................................................4

STATEMENT OF STOCKHOLDERS' EQUITY..........................................5

STATEMENT OF CASH FLOWS ...................................................6

NOTES TO FINANCIAL STATAEMENTS ............................................7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                  May 19, 1999
Lotus Enterprises, Inc.
Las Vegas, Nevada


     I have audited the accompanying Balance Sheets of Lotus Enterprises, Inc. (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lotus Enterprises, Inc. (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have teen prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman                                               May 19, 1999
----------------------------
Barry L. Friedman
Certified Public Accountant`S

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS


                                              December   December   December
                                              31, 1998   31, 1997   31, 1996
                                              --------   --------   --------

CURRENT ASSETS:                                 $  0       $  0       $  0
                                                ----       ----       ----
    TOTAL CURRENT ASSETS                        $  0       $  0       $  0
                                                ----       ----       ----

        OTHER ASSETS:
          Organization Costs (Net)              $  0       $  0       $372
                                                ----       ----       ----
            TOTAL OTHER ASSETS                  $  0       $  0       $372
                                                ----       ----       ----
            TOTAL ASSETS                        $  0       $  0       $372
                                                ====       ====       ====


          See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                      LIABILITIES All STOCKHOLDERS' EQUITY


                                          December    December    December
                                          31, 1998    31, 1997    31, 1996

CURRENT LIABILITIES
Accounts Payable                           $1,550      $  450      $    0
                                           ------      ------      ------
       TOTAL CURRENT LIABILITIES           $1,550      $  450      $    0
                                           ------      ------      ------

STOCKHOLDERS' EQUITY: (Note 1)

     Common  stock, no par value,
     authorized 25,000 shares,
     issued  and outstanding at
     December 31, 1996-18,600 shs                                  $1,860

     Common stock, $.001 par value,
     authorized 25,000,000  shares,
     issued and outstanding at
     December 31, 1997-1,860,000 shs                   $1,860
     December 31, 1997-8,860,000 shs       $1,860

     Deficit accumulated during
       development stage                   -3,410      -2,310      -1,488
                                           ------      ------      ------

     TOTAL STOCKHOLDERS' EQUITY            $ -1,550 $    -450      $  372
                                           ------      ------      ------

     STOCKHOLDERS' EQUITY                  $    0      $    0      $  372
                                           ------      ------      ------


          See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS

                                 Year         Year         Year      Jan 6, 1993
                                 Ended        Ended        Ended     (inception)
                                Dec. 31,     Dec. 31,     Dec. 31,    Dec. 31,
                                 1998         1997         1996          1998
                               ----------   ----------   ----------   ----------
INCOME:
    Revenue                    $        0            0            0            0
                               ----------   ----------   ----------   ----------

EXPENSES:
    General and
    Administrative             $    1,100   $      450   $        0   $    1,550
    Amortization                        0          372          372        1,860
                               ----------   ----------   ----------   ----------

            Total Expenses     $    1,100   $      822          372        3,410
                               ----------   ----------   ----------   ----------

Net Profit/Loss (-)               $-1,100       $- 822   $    - 372   $   -3,410
                               ==========   ==========   ==========   ==========

Net Profit/Loss (-)
per weighted
share (Note 1)                    $-.0006      $-.0004      $-.0002   $   -.0018
                               ==========   ==========   ==========   ==========

Weighted average
shares outstanding              1,860,000    1,860,000    1,860,000    1,860,000
                               ==========   ==========   ==========   ==========


         See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                       STATEMENT OF' STOCKHOLDERS' EQUITY

                                                                        Deficit
                                                                     accumulated
                                Common Stock         Additional         during
                          -----------------------     Paid-in        development
                            Shares         Amount     Capital           stage
                          ---------      --------    ----------       --------


Balance,
December 31, 1995            18,600      $  1,860     $      0        $ -1,116

Net loss year ended
December 31, 1996                                                         -372
                          ---------      --------     --------        --------

Balance,
December 31, 1996            18,600      $  1,860     $      0        $ -1,488

December 17, 1997
Changed from no par
value to par value
of $.00l                                   -1,841       +1,841

December 17, 1997
forward stock split
      100:1               1,841,400        +1,841       -1,84l

Net loss year ended
December 31, 1997                                                         -822
                          ---------      --------     --------        --------
Balance,
December 31, 1997         1,860,000      $  1,860     $      0        $ -2,310

Net loss year ended
December 31, 1998                                                       -1,100
                          ---------      --------     --------        --------


Balance,
December 31, 1998         1,860,000      $  1,860     $      0        $ -3,410
                          =========      ========     ========        ========



             See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES1 INC.
                          (A Development stage Company)


                             STATEMENT OF CASH FLOWS


                                       Year       Year     Year     Jan. 6,1993
                                       Ended     Ended     Ended    (inception)
                                     Dec. 31,   Dec. 31,  Dec. 31,    Dec. 31,
                                       1998      1997       1996        1998
                                     --------   -------   -------   -----------

Cash Flows from
Operating Activities;
Net Loss                             $-1,100    $  -822   $  -372     $-3,410
AdjuStment to
reconcile net loss to net cash
provided by operating activities
Amortization                               0       +372      +372      +1,860

Changes in assets and
liabilities:
organization Costs                                                     -1,860
Increase in current
liabilities:                          +1,100       +450         0      +1,550
                                      ------     ------    ------      ------

Neb cash used in
operating activities                 $     0     $    0    $    0     $-1,860

Cash Flows from
investing activities                       0          0         0           0

Cash Flows from
Financing Activities:
Issuance of common
Stock                                      0          0         0      +1,860
                                      ------     ------    ------      ------

Net increase (decrease)
in cash                              $     0     $    0    $    0      $    0

Cash, beginning of
period                                     0          0         0           0
                                      ------     ------    ------      ------
Cash, end of period                  $     0     $    0    $    0      $    0
                                      ======     ======    ======      ======


          See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                         (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS
           December 31, 1998, December 31, 1997, and December 31, l$96


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized January 6, 1993, under the laws of the State of Nevada, as Lotus Enterprises, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On February 1, 1993, the company issued 18,600 shares of its no par value common stock for $ 1,860.00

     On December 17, 1997, the State of Nevada approved the restated Articles of Incorporation, which changed the no par value common shares to a par value of $.00l. Also, the Company increased it's capitalization from 25,000 common shares to 25,000,000 common shares.

     On December 17, 1997, the Company approved a forward stock split on the basis of 100:1 thus increasing the outstanding common stock from 18,600 shares to 1,860,000 shares.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     4. Organization costs of $ 1,860.00 are being amortized over a 60 month period commencing January 6, 1993, to January 5, 1998.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.


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


                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                      NOTES TO FINANCIAL STATEMENTS (Con't)
           December 31, 1998, December 31, 1997, and December 31, 1996


NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - SUBSEQUENT EVENTS (UNAUDITED)

     On January 5, 1999, a new Board of Directors took over the Company.

     On April 6, 1999, the state of Nevada approved the restated Articles of Incorporation, which increased it's capitalization from 25,000,000 common shares to 50,000,000 common shares.

     On April 6, 1999, the Company changed its name to ClubCharlie. com, Inc.

     On April 16, 1999, the Company issued 2,000,000 shares of its common stock to the three board meters for services valued at $2,000.00.


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